UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 1)
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

WIDEOPENWEST, INC.
(Name of the Issuer)

WideOpenWest, Inc.
Bandit Parent, LP
Bandit Merger Sub, Inc.
Crestview Partners III GP, L.P.
Crestview W1 TE Holdings, LLC
Crestview W1 Holdings, L.P.
Crestview W1 Co-Investors, LLC
Crestview Advisors, L.L.C.
Brian P. Cassidy
Daniel G. Kilpatrick
Barry S. Volpert
(Names of Persons Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
96758W101
(CUSIP Number of Class of Securities)

Teresa Elder Chief Executive Officer WideOpenWest, Inc. 7887 East Belleview Avenue, Suite 1000 Englewood, Colorado 80111 Tel: (720) 479-3500	Bandit Parent, LP Bandit Merger Sub, Inc. c/o DigitalBridge Investments, LLC 750 Park of Commerce Drive, Suite 210 Boca Raton, Florida 33487 Tel: (561) 570-4644
Crestview Partners III GP, L.P.
Crestview W1 TE Holdings, LLC
Crestview W1 Holdings, L.P.
Crestview W1 Co-Investors, LLC
Crestview Advisors, L.L.C.
Brian P. Cassidy
Daniel G. Kilpatrick
Barry S. Volpert

c/o Crestview Advisors 590 Madison Avenue, 42nd Floor New York, New York 10022 Tel: (212) 906-0788
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
Adam O. Emmerich Jenna E. Levine Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Tel: (212) 403-1000	Gabriel Silva Christopher May Ana Sanchez Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Tel: (212) 455-2000	Michael Davis Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Tel: (212) 450-4000

This statement is filed in connection with (check the appropriate box):
a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION
This Amendment No. 1 (“Amendment No. 1”) to the Transaction Statement on Schedule 13E-3 (as amended hereby, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) WideOpenWest, Inc., a Delaware corporation (the “Company”) and the issuer of the common stock, par value $0.01 per share (the “Company Common Stock”) that is the subject of the Rule 13e-3 transaction; (2) Bandit Parent, LP (“Parent”), a Delaware limited partnership formed to effect the acquisition of the Company; (3) Bandit Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned indirect subsidiary of Parent (together with Parent, the “Parent Entities”); (4) Crestview Partners III GP, L.P., a Cayman Islands limited partnership (“Crestview”); (5) each of the following entities (each, a “Crestview Rolling Stockholder,” and collectively, the “Crestview Rolling Stockholders”): (a) Crestview Advisors, L.L.C., a Delaware limited liability company (“Crestview Advisors”), (b) Crestview W1 TE Holdings, LLC, a Delaware limited liability company, (c) Crestview W1 Holdings, L.P., a Delaware limited partnership, and (d) Crestview W1 Co-Investors, LLC, a Delaware limited liability company; and (6) Brian P. Cassidy, Daniel G. Kilpatrick, and Barry S. Volpert (each, an “Individual Rolling Stockholder,” and collectively, the “Individual Rolling Stockholders”).
This Transaction Statement relates to that Agreement and Plan of Merger, dated August 11, 2025 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Company, with the Company surviving the merger as an indirect wholly owned subsidiary of Parent (the “Merger”). In connection with the Merger Agreement, (1) DigitalBridge Partners III, L.P. has entered into a limited guarantee (the “Parent Limited Guarantee”) with the Company with respect to the payment of a termination fee that may be payable by Parent to the Company under the Merger Agreement, as well as certain reimbursement obligations that may be owed by Parent pursuant to the Merger Agreement, in each case, subject to the terms of the Merger Agreement and the Parent Limited Guarantee; and (2) Crestview Partners III, L.P. has entered into a limited guarantee (the “Crestview Limited Guarantee”) with Parent with respect to the payment of a termination fee that may be payable by Parent to the Company under the Merger Agreement, as well as certain reimbursement obligations that may be owed by Parent pursuant to the Merger Agreement, in each case, subject to the terms of the Merger Agreement and the Crestview Limited Guarantee.
At the effective time of the Merger (the “Effective Time”), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares (each, as defined below)), will be cancelled and automatically converted into the right to receive cash in an amount equal to $5.20 per share, without interest (the “Merger Consideration”), subject to any applicable withholding taxes. As a result of the Merger, the Company will cease to be listed on the New York Stock Exchange and registration of the Company Common Stock under the Exchange Act will be terminated.
The “Excluded Shares” consist of: (i) any shares of Company Common Stock that are owned by the Company as treasury stock or otherwise; (ii) any shares of Company Common Stock that are owned by Parent or Merger Sub, including any Rollover Shares (as defined below); and (iii) any shares that are owned by any direct or indirect wholly owned subsidiary of the Company; in each case, that are issued and outstanding immediately prior to the Effective Time. The “Dissenting Shares” consist of all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time (other than the Excluded Shares) that are held by the Company stockholders who are entitled to demand appraisal and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) with respect to any such shares of Company Common Stock held by any such holder and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under Section 262 of the DGCL.
In connection with execution and delivery of the Merger Agreement, and as a condition and inducement to Parent’s and the Company’s willingness to enter into the Merger Agreement, the Crestview Rolling

Stockholders and the Individual Rolling Stockholders (the Individual Rolling Stockholders, together with the Crestview Rolling Stockholders, each a “Rollover Stockholder,” and collectively, the “Rollover Stockholders”) entered into the Voting, Support and Rollover Agreement, dated August 11, 2025, by and among the Company, Parent, the Rollover Stockholders and Crestview, in its capacity as the representative of the Rollover Stockholders) (the “Rollover Agreement”), pursuant to which, among other things, such Rollover Stockholders agreed (1) to vote all of their respective shares of Company Common Stock (including vested shares and restricted shares held by such Rollover Stockholders) in favor of the proposal to adopt the Merger Agreement and the other proposals to be presented at the Special Meeting, subject to the terms and conditions contained in the Rollover Agreement, subject to certain terms and conditions contained in the Rollover Agreement; (2) to not transfer or encumber any of their respective shares of Company Common Stock while the Rollover Agreement is in effect; (3) to not acquire any additional shares of the Company Common Stock; and (4) to not take any actions that any Rollover Stockholder or its affiliates is prohibited from taking with respect to Alternative Proposals (as defined in and more fully described in Amendment No. 1 to the Company’s proxy statement filed concurrently with the filing of this Transaction Statement under Regulation 14A of the Exchange Act with the SEC (as amended thereby, the “Proxy Statement”) under the section captioned “The Merger Agreement — Solicitations of Other Offers.”). In addition, pursuant to the Rollover Agreement, (a) immediately prior to the Effective Time, each of the Individual Rolling Stockholders will, among other things, through a series of related transactions, contribute the shares of Company Common Stock (including any Crestview Restricted Shares) that each Individual Rolling Stockholder respectively owns to Crestview Advisors in exchange for equity interests in Crestview Advisors (the “Individual Contribution and Exchange”); (b) immediately following the Individual Contribution and Exchange and immediately prior to the Effective Time, each of the Crestview Rolling Stockholders will contribute all of the shares of Company Common Stock it respectively owns, including as a result of the Individual Contribution and Exchange (the “Rollover Shares”) to Merger Sub, an indirect wholly owned subsidiary of Parent, in exchange for equity interests in Bandit Holdco Inc., Inc., a wholly owned subsidiary of Parent (“HoldCo,” and such equity interests, the “Holdco Shares”), and such contribution and exchange, the “Initial Contribution and Exchange”); (c) immediately following the Initial Contribution and Exchange and immediately prior to the Effective Time, each Crestview Rollover Stockholder shall contribute all of the HoldCo Shares it respectively owns as a result of the Initial Contribution and Exchange to Parent, in exchange for equity interests in Parent. The Rollover Shares to be contributed by the Rollover Stockholders will consist of all shares of Company Common Stock (including vested shares and restricted shares held by each Individual Rolling Stockholder) held by each Rollover Stockholder immediately prior to the Effective Time.
The board of directors of the Company (the “Board”) established a special committee of the Board composed entirely of independent directors who are independent of Crestview and DigitalBridge Investments, LLC (“DigitalBridge”) and who are disinterested in the Merger (the “Special Committee”) to, among other things, evaluate and make recommendations to the Board regarding proposals relating to the potential acquisition of the Company by potential counterparties. The Special Committee, as more fully described in the Proxy Statement filed concurrently with the filing of this Transaction Statement under Regulation 14A of the Exchange Act with the SEC, evaluated the Merger, with the assistance of its own independent financial and legal advisors. After careful consideration, the Special Committee, pursuant to resolutions adopted at a meeting of the Special Committee held on August 11, 2025, unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Company and its stockholders, excluding those shares of Company Common Stock held, directly or indirectly, by or on behalf of (a) Parent and the Rollover Stockholders, or their respective investment fund affiliates and associates (within the meaning of Rule 12b-2 of the Securities Act of 1934, as amended (the “Exchange Act”)) and portfolio companies majority owned by such investment fund affiliates and (b) any person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Exchange Act (the “Unaffiliated Company Stockholders”), which group the Special Committee considered to be situated substantially similarly to, and include, the Company’s “unaffiliated security holders” (as defined in Rule 13e-3(a)(4) (“Rule 13e-3”) under the Exchange Act), (2) recommended to the Board that it approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and (3) resolved to recommend that the Unaffiliated Company Stockholders adopt the Merger Agreement.

The Board (acting upon the recommendation of the Special Committee), by unanimous vote of the Company’s directors, (1) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders, (2) approved the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and any other transactions contemplated thereby upon the terms and subject to the conditions contained in the Merger Agreement, (3) directed that the Merger Agreement be submitted to the Company’s stockholders for their adoption and (4) resolved to recommend that the Company’s stockholders vote to approve the Merger Agreement, in each case on the terms and subject to the conditions set forth in the Merger Agreement. In addition, the Company Board, on behalf of the Company, believes that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to the Company’s “unaffiliated security holders” (as defined in Rule  13e-3).
The Merger cannot be completed without the affirmative vote of the holders of a majority of the issued and outstanding shares of Company Common Stock entitled to vote thereon.
The Company is filing Amendment No. 1 to the Proxy Statement with the SEC concurrently with the filing of this Transaction Statement under Regulation 14A of the Exchange Act, pursuant to which the Company is soliciting proxies from the Company’s stockholders in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. A copy of the Rollover Agreement is attached to the Proxy Statement as Annex C. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.
Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.
The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person.

SCHEDULE 13E-3 ITEMS
Item 1.   Summary Term Sheet
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
Item 2.   Subject Company Information
(a) Name and address.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — The Parties to the Merger”
“The Parties to the Merger — The Company”
“Important Information Regarding the Company”
(b) Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — The Special Meeting — Record Date; Shares Entitled to Vote; Quorum”
“Questions and Answers — Who is entitled to vote at the Special Meeting?”
“The Special Meeting — Record Date; Shares Entitled to Vote; Quorum”
“The Special Meeting — Shares Held by the Company’s Directors and Executive Officers”
“Important Information Regarding the Company — Security Ownership of Certain Beneficial Owners and Management”
(c) Trading market and price.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Regarding the Company — Market Price of Company Common Stock”
(d) Dividends.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“The Merger Agreement — Conduct of Business Pending the Merger”
“Important Information Regarding the Company — Dividends”
(e) Prior public offerings.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Regarding the Company — Prior Public Offerings”
(f) Prior stock purchases.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information Regarding the Company — Transactions in Company Common Stock”
“Important Information Regarding the Company — Past Contracts, Transactions, Negotiations and Agreements”
Item 3.   Identity and Background of Filing Person
(a) – (c)  Name and address; Business and background of entities; Business and background of natural persons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — The Parties to the Merger”
“Questions and Answers”
“The Parties to the Merger”
“Important Information Regarding the Company — Directors and Officers — Non-Employee Directors”
“Important Information Regarding the Company — Security Ownership of Certain Beneficial Owners and Management”
“Important Information Regarding the Purchaser Filing Parties”
“Where You Can Find Additional Information”
Item 4.   Terms of the Transaction
(a) – (1) Material terms. Tender offers.   Not applicable.
(a) – (2) Material terms. Mergers or similar transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Company Board”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“Special Factors — Plans for the Company after the Merger”
“Special Factors — Purposes and Reasons of the Parent Entities”
“Special Factors — Purposes and Reasons of the Rollover Filing Parties”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Certain Effects on the Company if the Merger Is Not Completed”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Intent of Certain Stockholders to Vote in Favor of the Merger”
“Special Factors — Accounting Treatment”
“Special Factors — Material U.S. Federal Income Tax Consequences of the Merger”
“The Special Meeting — Votes Required”
“The Merger Agreement — Effect of the Merger”
“The Merger Agreement — Merger Consideration”
“The Merger Agreement — Exchange and Payment Procedures”
“The Merger Agreement — Conditions to the Closing of the Merger”
Annex A — Agreement and Plan of Merger

(c) Different terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Purposes and Reasons of the Parent Entities”
“Special Factors — Purposes and Reasons of the Rollover Filing Parties”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Intent of Certain Stockholders to Vote in Favor of the Merger”
“Special Factors — Parent Limited Guarantee”
“Special Factors — Crestview Limited Guarantee”
“Special Factors — Joint Bidding Agreement”
“Special Factors — Financing of the Merger”
“The Merger Agreement — Merger Consideration”
“The Merger Agreement — Exchange and Payment Procedures”
“The Merger Agreement — Employee Matters”
“The Merger Agreement — Indemnification and Insurance”
“The Rollover Agreement”
Annex A — Agreement and Plan of Merger
Annex C — Rollover Agreement
(d) Appraisal rights.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Appraisal Rights”
“Questions and Answers”
“Special Factors — Certain Effects of the Merger”
“The Special Meeting — Appraisal Rights”
“Appraisal Rights”
(e) Provisions for unaffiliated security holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Provisions for the Company’s Unaffiliated Stockholders”
(f) Eligibility for listing or trading.   Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
(a)(1) – (2) Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”

“Special Factors — Background of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Intent of Certain Stockholders to Vote in Favor of the Merger”
“Special Factors — Parent Limited Guarantee”
“Special Factors — Crestview Limited Guarantee”
“Special Factors — Financing of the Merger”
“Special Factors — Fees and Expenses”
“The Rollover Agreement”
“Important Information Regarding the Company — Prior Public Offerings”
“Important Information Regarding the Company — Transactions in Company Common Stock”
“Important Information Regarding the Company — Past Contracts, Transactions, Negotiations and Agreements”
“Important Information Regarding the Purchaser Filing Parties”
Annex C — Rollover Agreement
(b) – (c) Significant corporate events; Negotiations or contacts.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Company Board”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“Special Factors — Plans for the Company after the Merger”
“Special Factors — Purposes and Reasons of the Parent Entities”
“Special Factors — Purposes and Reasons of the Rollover Filing Parties”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Intent of Certain Stockholders to Vote in Favor of the Merger”
“The Merger Agreement”
“The Rollover Agreement”
Annex A — Agreement and Plan of Merger
Annex C — Rollover Agreement
(e) Agreements involving the subject company’s securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”

“Special Factors — Background of the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Certain Effects on the Company if the Merger Is Not Completed”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Intent of Certain Stockholders to Vote in Favor of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Parent Limited Guarantee”
“Special Factors — Crestview Limited Guarantee”
“The Special Meeting — Votes Required”
“The Merger Agreement”
“The Rollover Agreement”
Annex A — Agreement and Plan of Merger
Annex C — Rollover Agreement
Item 6.   Purposes of the Transaction and Plans or Proposals
(b) Use of securities acquired.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Purposes and Reasons of the Parent Entities”
“Special Factors — Purposes and Reasons of the Rollover Filing Parties”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Delisting and Deregistration of Company Common Stock”
“The Merger Agreement — Effect of the Merger”
“The Merger Agreement — Merger Consideration”
Annex A — Agreement and Plan of Merger
(c)(1) – (8) Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Company Board”
“Special Factors — Opinion of Centerview Partners LLC”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“Special Factors — Plans for the Company after the Merger”
“Special Factors — Purposes and Reasons of the Parent Entities”
“Special Factors — Purposes and Reasons of the Rollover Filing Parties”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Certain Effects on the Company if the Merger Is Not Completed”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Intent of Certain Stockholders to Vote in Favor of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Parent Limited Guarantee”
“Special Factors — Crestview Limited Guarantee”
“The Merger Agreement — Effect of the Merger”
“The Merger Agreement — Certificate of Incorporation; Bylaws; Directors and Officers”
“The Merger Agreement — Merger Consideration”
“The Merger Agreement — Exchange and Payment Procedures”
“The Rollover Agreement”
“Important Information Regarding the Company”
Annex A — Agreement and Plan of Merger
Annex B — Opinion of Centerview
Annex C — Rollover Agreement
Item 7.   Purposes, Alternatives, Reasons and Effects
(a) Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Company Board”
“Special Factors — Opinion of Centerview Partners LLC”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“Special Factors — Plans for the Company after the Merger”
“Special Factors — Purposes and Reasons of the Parent Entities”
“Special Factors — Purposes and Reasons of the Rollover Filing Parties”

“Special Factors — Certain Effects of the Merger”
“Special Factors — Certain Effects on the Company if the Merger Is Not Completed”
Annex B — Opinion of Centerview
(b) Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Company Board”
“Special Factors — Opinion of Centerview Partners LLC”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“Special Factors — Plans for the Company after the Merger”
“Special Factors — Purposes and Reasons of the Parent Entities”
“Special Factors — Purposes and Reasons of the Rollover Filing Parties”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Certain Effects on the Company if the Merger Is Not Completed”
Annex B — Opinion of Centerview
(c) Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Company Board”
“Special Factors — Opinion of Centerview Partners LLC”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“Special Factors — Plans for the Company after the Merger”
“Special Factors — Purposes and Reasons of the Parent Entities”
“Special Factors — Purposes and Reasons of the Rollover Filing Parties”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Certain Effects on the Company if the Merger Is Not Completed”
“Special Factors — Unaudited Prospective Financial Information”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Intent of Certain Stockholders to Vote in Favor of the Merger”
Annex B — Opinion of Centerview

(d) Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Company Board”
“Special Factors — Opinion of Centerview Partners LLC”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“Special Factors — Plans for the Company after the Merger”
“Special Factors — Purposes and Reasons of the Parent Entities”
“Special Factors — Purposes and Reasons of the Rollover Filing Parties”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Certain Effects on the Company if the Merger Is Not Completed”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Intent of Certain Stockholders to Vote in Favor of the Merger”
“Special Factors — Material U.S. Federal Income Tax Consequences of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Parent Limited Guarantee”
“Special Factors — Crestview Limited Guarantee”
“Special Factors — Fees and Expenses”
“Special Factors — Delisting and Deregistration of Company Common Stock”
“The Merger Agreement — Certain Effects of the Merger”
“The Merger Agreement — Certificate of Incorporation; Bylaws; Directors and Officers”
“The Merger Agreement — Merger Consideration”
“The Merger Agreement — Indemnification and Insurance”
“The Merger Agreement — Employee Matters”
“The Rollover Agreement”
“Appraisal Rights”
Annex A — Agreement and Plan of Merger
Annex B — Opinion of Centerview
Annex C — Rollover Agreement

Item 8.   Fairness of the Transaction
(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Company Board”
“Special Factors — Opinion of Centerview Partners LLC”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“Special Factors — Plans for the Company after the Merger”
“Special Factors — Purposes and Reasons of the Parent Entities”
“Special Factors — Purposes and Reasons of the Rollover Filing Parties”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Intent of Certain Stockholders to Vote in Favor of the Merger”
Annex B — Opinion of Centerview
(c) Approval of security holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Company Board”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“Special Factors — Plans for the Company after the Merger”
“Special Factors — Purposes and Reasons of the Parent Entities”
“Special Factors — Purposes and Reasons of the Rollover Filing Parties”
“The Special Meeting — Record Date; Shares Entitled to Vote; Quorum”
“The Special Meeting — Votes Required”
“The Special Meeting — Voting of Proxies”
“The Special Meeting — Revocability of Proxies”
“The Merger Agreement — Conditions to the Closing of the Merger”
Annex A — Agreement and Plan of Merger

(d) Unaffiliated representative.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Company Board”
“Special Factors — Opinion of Centerview Partners LLC”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“Special Factors — Purposes and Reasons of the Parent Entities”
“Special Factors — Purposes and Reasons of the Rollover Filing Parties”
Annex B — Opinion of Centerview
(e) Approval of directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Company Board”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“Special Factors — Purposes and Reasons of the Parent Entities”
“Special Factors — Purposes and Reasons of the Rollover Filing Parties”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Intent of Certain Stockholders to Vote in Favor of the Merger”
(f) Other offers.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Company Board”
“Special Factors — Purposes and Reasons of the Parent Entities”
“Special Factors — Purposes and Reasons of the Rollover Filing Parties”
Item 9.   Reports, Opinions, Appraisals and Negotiations
(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”

“Questions and Answers”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Company Board”
“Special Factors — Opinion of Centerview Partners LLC”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“Special Factors — Purposes and Reasons of the Parent Entities”
“Special Factors — Purposes and Reasons of the Rollover Filing Parties”
“Where You Can Find Additional Information”
Annex B — Opinion of Centerview
(c) Availability of documents.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Where You Can Find Additional Information”
The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of Company Common Stock or by a representative who has been so designated in writing.
Item 10.   Source and Amounts of Funds or Other Consideration
(a) – (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Parent Limited Guarantee”
“Special Factors — Crestview Limited Guarantee”
“Special Factors — Financing of the Merger”
“The Merger Agreement — Conduct of Business Pending the Merger”
“The Merger Agreement — Other Covenants”
“The Merger Agreement — Conditions to the Closing of the Merger”
Annex A — Agreement and Plan of Merger
(c) Expenses.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Certain Effects on the Company if the Merger Is Not Completed”
“Special Factors — Fees and Expenses”
“The Special Meeting — Solicitation of Proxies”

“The Merger Agreement — Other Covenants”
“The Merger Agreement — Company Termination Fee”
“The Merger Agreement — Fees and Expenses”
“The Merger Agreement — Indemnification and Insurance”
Annex A — Agreement and Plan of Merger
Item 11.   Interest in Securities of the Subject Company
(a) Securities ownership.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Intent of Certain Stockholders to Vote in Favor of the Merger”
“The Rollover Agreement”
“Important Information Regarding the Company — Security Ownership of Certain Beneficial Owners and Management”
“Important Information Regarding the Purchaser Filing Parties”
(b) Securities transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger”
“The Merger Agreement”
“The Rollover Agreement”
“Important Information Regarding the Company — Prior Public Offerings”
“Important Information Regarding the Company — Transactions in Company Common Stock”
Annex A — Agreement and Plan of Merger
Annex C — Rollover Agreement
Item 12. The Solicitation or Recommendation
(d) Intent to tender or vote in a going-private transaction.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Company Board”
“Special Factors — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“Special Factors — Intent of Certain Stockholders to Vote in Favor of the Merger”
“The Special Meeting — Votes Required”

“The Rollover Agreement”
Annex C — Rollover Agreement
(e) Recommendation of others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Company Board”
“Special Factors — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“Special Factors — Purposes and Reasons of the Parent Entities”
“Special Factors — Purposes and Reasons of the Rollover Filing Parties”
Item 13.   Financial Statements
(a) Financial information.   The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and the unaudited financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 are incorporated herein by reference.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Certain Effects of the Merger”
“Special Factors — Unaudited Prospective Financial Information”
“Important Information Regarding the Company — Selected Historical Consolidated Financial Data”
“Important Information Regarding the Company — Book Value Per Share”
“Where You Can Find Additional Information”
(b) Pro forma information.   Not applicable.
Item 14.   Persons/Assets, Retained, Employed, Compensated or Used
(a) – (b) Solicitations or recommendations; Employees and corporate assets.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Company Board”
“Special Factors — Position of the Parent Entities as to the Fairness of the Merger”
“Special Factors — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors — Fees and Expenses”
“The Special Meeting — Solicitation of Proxies”
Item 15.   Additional Information
(b) Golden Parachute Compensation.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger Agreement — Merger Consideration”
Annex A — Agreement and Plan of Merger
(c) Other material information.   The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.
Item 16.   Exhibits
The following exhibits are filed herewith:
16(a)(2)(i)	Preliminary Proxy Statement of WideOpenWest, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed on October 15, 2025 and incorporated herein by reference).
16(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).
16(a)(2)(iii)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).
16(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).
16(a)(2)(v)	Frequently Asked Questions, dated August 12, 2025 (included in Schedule 14A filed on August 12, 2025 and incorporated herein by reference).
16(a)(2)(vi)	Email to Employees, dated August 12, 2025 (included in Schedule 14A filed on August 12, 2025 and incorporated herein by reference).
16(a)(2)(vii)	Video Message to Employees, dated August 13, 2025 (included in Schedule 14A filed on August 13, 2025 and incorporated herein by reference).
16(a)(2)(viii)	Current Report on Form 8-K, dated August 14, 2025 (included in Form 8-K filed on August 14, 2025 and incorporated herein by reference).
16(a)(2)(ix)	Email to Employees, dated August 15, 2025 (included in Schedule 14A filed on August 18, 2025 and incorporated herein by reference).
16(a)(2)(x)	Communication on the Company’s Intranet Page, dated September 25, 2025 (included in Schedule 14A filed on September 26, 2025 and incorporated herein by reference).
16(c)(i)	Opinion of Centerview Partners LLC to the Special Committee of the Board of Directors of WideOpenWest, Inc., dated August 11, 2025 (included as Annex B to the Proxy Statement and incorporated herein by reference).
16(c)(ii)	Discussion materials prepared by Centerview Partners LLC, dated July 1, 2024, for the Special Committee of the Board of Directors of WideOpenWest, Inc.†
16(c)(iii)	Discussion materials prepared by Centerview Partners LLC, dated August 9, 2024, for the Special Committee of the Board of Directors of WideOpenWest, Inc.†
16(c)(iv)	Discussion materials prepared by Centerview Partners LLC, dated August 19, 2024, for the Special Committee of the Board of Directors of WideOpenWest, Inc.†
16(c)(v)	Discussion materials prepared by Centerview Partners LLC, dated October 16, 2024, for the Special Committee of the Board of Directors of WideOpenWest, Inc.†

16(c)(vi)	Discussion materials prepared by Centerview Partners LLC, dated November 25, 2024, for the Special Committee of the Board of Directors of WideOpenWest, Inc.†
16(c)(vii)	Discussion materials prepared by Centerview Partners LLC, dated December 16, 2024, for the Special Committee of the Board of Directors of WideOpenWest, Inc.†
16(c)(viii)	Discussion materials prepared by Centerview Partners LLC, dated February 13, 2025 for the Special Committee of the Board of Directors of WideOpenWest, Inc.*†
16(c)(ix)	Discussion materials prepared by Centerview Partners LLC, dated May 30, 2025, for the Special Committee of the Board of Directors of WideOpenWest, Inc.*†
16(c)(x)	Discussion materials prepared by Centerview Partners LLC, dated May 30, 2025, for the Special Committee of the Board of Directors of WideOpenWest, Inc.†
16(c)(xi)	Discussion materials prepared by Centerview Partners LLC, dated August 5, 2025, for the Special Committee of the Board of Directors of WideOpenWest, Inc.*†
16(c)(xii)	Discussion materials prepared by Centerview Partners LLC, dated August 10, 2025, for the Special Committee of the Board of Directors of WideOpenWest, Inc.†
16(d)(i)	Agreement and Plan of Merger, dated as of August 11, 2025, by and among the WideOpenWest, Inc., Bandit Parent, LP and Bandit Merger Sub, Inc. (included as Annex A to the Proxy Statement and incorporated herein by reference).
16(d)(ii)	Rollover Agreement, dated as of August 11, 2025, by and among WideOpenWest, Inc., Bandit Parent, LP, Crestview Advisors, L.L.C., Crestview W1 TE Holdings, LLC, Crestview W1 Holdings, L.P., Crestview W1 Co-Investors, LLC, Brian Cassidy, Daniel Kilpatrick, Barry Volpert and Crestview Partners III GP, L.P., as Stockholders Representative (included as Annex C to the Proxy Statement and incorporated herein by reference).
16(d)(iii)	Limited Guarantee, dated August 11, 2025, delivered by DigitalBridge Partners III, LP in favor of WideOpenWest, Inc.†
16(d)(iv)	Limited Guarantee, dated August 11, 2025, delivered by Crestview Partners III, L.P. in favor of Bandit Parent, LP.†
16(d)(v)	Equity Commitment Letter, dated August 11, 2025, by and between DigitalBridge Partners III, LP and Parent (incorporated herein by reference to Exhibit 99.5 of the Schedule 13D/A filed by Crestview and each of the Crestview Rolling Stockholders on August 13, 2025).
16(d)(vi)	Amended and Restated Joint Bidding and Cost Sharing Agreement, dated August 11, 2025, by and among DigitalBridge Investments, LLC, DB Bandit Holdings, LP, Parent, Crestview, the Crestview Rolling Stockholders, and solely for purposes of Section 21 therein, DigitalBridge Partners III, LP (incorporated herein by reference to Exhibit 99.7 of the Schedule 13D/A filed by Crestview and each of the Crestview Rolling Stockholders on August 13, 2025).
16(f)	Section 262 of the Delaware General Corporation Law (included as Annex D to the Proxy Statement and incorporated herein by reference).
107	Filing Fee Table.†

*
Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

†
Previously filed.

SIGNATURES
After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 15, 2025
WIDEOPENWEST, INC.

By:
/s/ Teresa Elder

Name:
Teresa Elder

Title:
Chief Executive Officer

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 15, 2025
BANDIT PARENT, LP
By: Bandit Parent GP, LLC, its general partner

By:
/s/ Jonathan Friesel

Name:
Jonathan Friesel

Title:
Vice President

BANDIT MERGER SUB, INC.

By:
/s/ Jonathan Friesel

Name:
Jonathan Friesel

Title:
Vice President

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 15, 2025
BARRY S. VOLPERT

By:
/s/ Barry S. Volpert

Name:
Barry S. Volpert

DANIEL G. KILPATRICK

By:
/s/ Daniel G. Kilpatrick

Name:
Daniel G. Kilpatrick

BRIAN P. CASSIDY

By:
/s/ Brian P. Cassidy

Name:
Brian P. Cassidy

CRESTVIEW PARTNERS III GP, L.P.

By:
/s/ Poojitha Mantha

Name:
Poojitha Mantha

Title:
Chief Compliance Officer

CRESTVIEW ADVISORS, L.L.C.

By:
/s/ Poojitha Mantha

Name:
Poojitha Mantha

Title:
Chief Compliance Officer

CRESTVIEW W1 TE HOLDINGS, LLC

By:
/s/ Poojitha Mantha

Name:
Poojitha Mantha

Title:
Chief Compliance Officer

CRESTVIEW W1 HOLDINGS, L.P.

By:
/s/ Poojitha Mantha

Name:
Poojitha Mantha

Title:
Chief Compliance Officer

CRESTVIEW W1 CO-INVESTORS, LLC

By:
/s/ Poojitha Mantha

Name:
Poojitha Mantha

Title:
Chief Compliance Officer